Exhibit 99.1

Ruhnn Announces Filing of Fiscal Year 2020 Annual Report on Form 20-F and Changes to its Board of Directors

HANGZHOU, China, August 14, 2020 (GLOBE NEWSWIRE) -- Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced that it has filed its annual report on Form 20-F for the fiscal year ended March 31, 2020 with the Securities and Exchange Commission (“SEC”) on August 14, 2020. The annual report is available on the Company’s website at ir.ruhnn.com and on the SEC’s website at www.sec.gov.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations, Ruhnn Holding Limited, 11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou, Zhejiang Province, 310016, People’s Republic of China.

The Company also announced that its board of directors has appointed Ms. Tina Ying Shi as an independent director of the Company, effective immediately. Ms. Shi also started to serve as a member of the Company's Audit Committee, thereby expanding the Audit Committee to include three independent directors.

Tina Ying Shi, aged 38, is currently the associate director of the China Program of the King Center on Global Development at Stanford University. Before going back to serve her alma mater, Ms. Shi spent over seven years from July 2012 to May 2020 with Qunar (Nasdaq: QUNR), a leading online travel company in China, where her most recent role was the Vice President of the Mobile Business Group. Prior to that, Ms. Shi spent six years with GSR Ventures in Silicon Valley and was responsible for deal sourcing and execution focusing on the consumer internet and mobile space in China. Ms. Shi received her master’s degree in Business Administration from the Wharton School of the University of Pennsylvania in 2010, her master’s degree in Communication from Stanford University in 2006, and her bachelor’s degree in English from Fudan University in 2000.

Also effective as of August 14, 2020, Mr. Zhenxing Shao resigned as a director of the Company due to personal reasons.

Commenting on the announcement, Min Feng, founder and Chairman of the Company, stated, “We are delighted to welcome Ms. Shi as an important addition to the board of directors. To have more independent directors well demonstrated our efforts in further improving our corporate governance. We look forward to working with Ms. Shi and expect her extensive experience and expertise in investments and business will be of tremendous value to us. In addition, we want to express our sincere gratitude to Mr. Shao for his contribution to the Company as a director during the past several years.”

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet key opinion leader (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party brands and merchants. As of March 31, 2020, the Company had 168 signed KOLs with an aggregate of 206.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

For investor and media inquiries, please contact:

In China：

Ruhnn Holding Limited

Sterling Song
Senior Director of Investor Relations
Tel: +86-571-2825-6700
E-mail: ir@ruhnn.com

The Piacente Group, Inc.
Emilie Wu
Tel: +86-21-6039-8363
E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ruhnn@thepiacentegroup.com